

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

March 21, 2008

Mr. Alexander Craven
Vice President, Finance and Treasurer
Fox Petroleum Inc
64 Knightsbridge
London, SW1X 7JF  ENGLAND

      **Re:    Fox Petroleum Inc.**
               **Item 4.01 Form 8-K**
               **Filed February 19, 2008**
               **File No. 0-52721**

Dear Mr. Craven:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Chris White
               Branch Chief